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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:44 22-Nov-06
Number	5600M

RNS Number:5600M
Tesco PLC
22 November 2006

22 November 2006
Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 22 November 2006 it purchased from Deutsche Bank AG London Branch 5,800,000 ordinary shares at an average price of 396.8861 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

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